SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

            WASATCH EDUCATION SYSTEMS CORPORATION
            -------------------------------------
                    (Name of Issuer)

                      Common Stock
                ---------------------------
                Title of Class of Securities


                        936787 20 9
                    ---------------------
                        CUSIP Number

                    Gregory T. George
                 Technology Funding Inc.
                2000 Alameda de las Pulgas
               San Mateo, California  94403
                   (415) 345-2200
    --------------------------------------------------
     (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)


                     October 13, 1995
   -------------------------------------------------------
    Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  936787 20 9      13D/A     Page 2 of  26  Pages
           -----------                          ----

------------------------------------------------------------
(1)  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                   Technology Funding Secured Investors III,
                   an Income and Growth Partnership, L.P.
------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a)  [   ]
                                                (b)  [ X ]
------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------
(4)  SOURCE OF FUNDS*
                                                          00
------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                   [    ]
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 California
------------------------------------------------------------
NUMBER OF SHARES    (7)  SOLE VOTING POWER        1,159,546
BENEFICIALLY OWNED  (8)  SHARED VOTING POWER            -0-
BY EACH REPORTING   (9)  SOLE DISPOSITIVE POWER   1,159,546
PERSON WITH        (10)  SHARED DISPOSITIVE POWER        -0-
------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                      1,159,546
------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                  [    ]
-----------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                      24.5%
------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                                          PN
------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No.  936787 20 9   13D/A         Page 3 of  26  Pages
            -----------                           ----

------------------------------------------------------------
(1)  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                     Technology Funding Secured Investors II
------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a) [   ]
                                                   (b) [ X ]
------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------
(4)  SOURCE OF FUNDS*
                                                          00
------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                        [    ]
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  California
------------------------------------------------------------
NUMBER OF SHARES       (7)  SOLE VOTING POWER        959,546
BENEFICIALLY OWNED     (8)  SHARED VOTING POWER          -0-
BY EACH REPORTING      (9)  SOLE DISPOSITIVE POWER   959,546
PERSON WITH           (10)  SHARED DISPOSITIVE POWER     -0-
------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                         959,546
------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                  [    ]
------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       21.2%
------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                                          PN
------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  936787 20 9     13D/A        Page 4 of  26  Pages
           -----------                            ----

------------------------------------------------------------
(1)  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                         Technology Funding Partners I, L.P.
------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  [   ]
                                                  (b)  [ X ]
------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------
(4)  SOURCE OF FUNDS*
                                                          00
------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                   [    ]
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  California
------------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER        2,423,347
BENEFICIALLY OWNED   (8)  SHARED VOTING POWER            -0-
BY EACH REPORTING    (9)  SOLE DISPOSITIVE POWER   2,423,347
PERSON WITH         (10)  SHARED DISPOSITIVE POWER       -0-
------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                       2,423,347
------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                  [    ]
------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       41.3%
------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
                                                          PN
------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  936787 20 9    13D/A         Page 5 of  26  Pages
           -----------                            ----

------------------------------------------------------------
(1)  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                        Technology Funding Partners II, L.P.
------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  [   ]
                                                  (b)  [ X ]
------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------
(4)  SOURCE OF FUNDS*
                                                          00
------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                   [    ]
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  California
------------------------------------------------------------
NUMBER OF SHARES    (7)  SOLE VOTING POWER         1,488,853
BENEFICIALLY OWNED  (8)  SHARED VOTING POWER             -0-
BY EACH REPORTING   (9)  SOLE DISPOSITIVE POWER    1,488,853
PERSON WITH        (10)  SHARED DISPOSITIVE POWER        -0-
------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                       1,488,853
------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                  [    ]
------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       30.6%
------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                                          PN
------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  936787 20 9    13D/A         Page 6 of  26  Pages
           -----------                            ----

------------------------------------------------------------
(1)  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                            Software Fund II
------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  [   ]
                                                  (b)  [ X ]
------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------
(4)  SOURCE OF FUNDS*
                                                          00
------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                   [    ]
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  California
------------------------------------------------------------
NUMBER OF SHARES    (7)  SOLE VOTING POWER         1,143,403
BENEFICIALLY OWNED  (8)  SHARED VOTING POWER             -0-
BY EACH REPORTING   (9)  SOLE DISPOSITIVE POWER    1,143,403
PERSON WITH        (10)  SHARED DISPOSITIVE POWER        -0-
------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                       1,143,403
------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                  [    ]
------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       30.1%
------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                                          PN
------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  936787 20 9    13D/A         Page 7 of  26  Pages
           -----------                            ----

------------------------------------------------------------
(1)  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                     Technology Funding Private Reserve Fund
------------------------------------------------------------(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  [   ]
                                                  (b)  [ X ]
------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------
(4)  SOURCE OF FUNDS*
                                                          00
------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                   [    ]
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  California
------------------------------------------------------------
NUMBER OF SHARES    (7)  SOLE VOTING POWER         1,380,563
BENEFICIALLY OWNED  (8)  SHARED VOTING POWER             -0-
BY EACH REPORTING   (9)  SOLE DISPOSITIVE POWER    1,380,563
PERSON WITH        (10)  SHARED DISPOSITIVE POWER        -0-
------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                       1,380,563
------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                  [    ]
------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       36.4%
------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                                          PN
------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  936787 20 9    13D/A         Page 8 of  26  Pages
           -----------                            ----

------------------------------------------------------------
(1)  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                     Technology Funding Inc.
------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  [   ]
                                                  (b)  [ X ]
------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------
(4)  SOURCE OF FUNDS*
                                                          00
------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                   [    ]
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  California
------------------------------------------------------------
NUMBER OF SHARES    (7)  SOLE VOTING POWER         8,555,258
BENEFICIALLY OWNED  (8)  SHARED VOTING POWER             -0-
BY EACH REPORTING   (9)  SOLE DISPOSITIVE POWER    8,555,258
PERSON WITH        (10)  SHARED DISPOSITIVE POWER        -0-
------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                       8,555,258
------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                  [    ]
------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       88.0%
------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                                       IA,CO
------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  936787 20 9    13D/A         Page 9 of  26  Pages
           -----------                            ----

------------------------------------------------------------
(1)  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                     Technology Funding Ltd.
------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  [   ]
                                                  (b)  [ X ]
------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------
(4)  SOURCE OF FUNDS*
                                                          00
------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                   [    ]
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  California
------------------------------------------------------------
NUMBER OF SHARES    (7)  SOLE VOTING POWER         8,555,258
BENEFICIALLY OWNED  (8)  SHARED VOTING POWER             -0-
BY EACH REPORTING   (9)  SOLE DISPOSITIVE POWER    8,555,258
PERSON WITH        (10)  SHARED DISPOSITIVE POWER        -0-
------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                       8,555,258
------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                  [    ]
------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       88.0%
------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                                       IA,PN
------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  936787 20 9   13D/A        Page 10 of  26  Pages
           -----------                           ----

------------------------------------------------------------
(1)  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                           Charles R.Kokesh
------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  [   ]
                                                  (b)  [ X ]
------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------
(4)  SOURCE OF FUNDS*
                                                          00
------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                   [    ]
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                       United States Citizen
------------------------------------------------------------
NUMBER OF SHARES    (7)  SOLE VOTING POWER           195,700
BENEFICIALLY OWNED  (8)  SHARED VOTING POWER       8,555,258
BY EACH REPORTING   (9)  SOLE DISPOSITIVE POWER      195,700
PERSON WITH        (10)  SHARED DISPOSITIVE POWER  8,555,258
------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                       8,750,958
------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                  [    ]
------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       88.7%
------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                                       HC,IN
------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  936787 20 9   13D/A         Page 11 of  26  Pages
           -----------                            ----

------------------------------------------------------------
(1)  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                               Frank R. Pope
------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  [   ]
                                                  (b)  [ X ]
------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------
(4)  SOURCE OF FUNDS*
                                                          00
------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                   [    ]
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                       United States Citizen
------------------------------------------------------------
NUMBER OF SHARES    (7)  SOLE VOTING POWER            97,561
BENEFICIALLY OWNED  (8)  SHARED VOTING POWER       8,555,258
BY EACH REPORTING   (9)  SOLE DISPOSITIVE POWER       97,561
PERSON WITH        (10)  SHARED DISPOSITIVE POWER  8,555,258
------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                       8,652,819
------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                  [    ]
------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                      88.4%
-----------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                                       HC,IN
------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  936787 20 9    13D/A        Page 12 of  26  Pages
           -----------                            ----

------------------------------------------------------------
(1)  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                           Gregory T. George
------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  [   ]
                                                  (b)  [ X ]
------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------
(4)  SOURCE OF FUNDS*
                                                          00
------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                   [    ]
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                       United States Citizen
------------------------------------------------------------
NUMBER OF SHARES    (7)  SOLE VOTING POWER             8,126
BENEFICIALLY OWNED  (8)  SHARED VOTING POWER       8,555,258
BY EACH REPORTING   (9)  SOLE DISPOSITIVE POWER        8,126
PERSON WITH        (10)  SHARED DISPOSITIVE POWER  8,555,258
------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                       8,563,384
------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                  [    ]
------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       88.0%
------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                                       HC,IN
------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  936787 20 9    13D/A        Page 13 of  26  Pages
           -----------                            ----

------------------------------------------------------------
(1)  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                               Thomas J. Toy
------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  [   ]
                                                  (b)  [ X ]
------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------
(4)  SOURCE OF FUNDS*
                                                          00
------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                   [    ]
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                       United States Citizen
------------------------------------------------------------
NUMBER OF SHARES    (7)  SOLE VOTING POWER               -0-
BENEFICIALLY OWNED  (8)  SHARED VOTING POWER       8,555,258
BY EACH REPORTING   (9)  SOLE DISPOSITIVE POWER          -0-
PERSON WITH        (10)  SHARED DISPOSITIVE POWER  8,555,258
------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                       8,555,258
------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                  [    ]
------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       88.0%
------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                                       HC,IN
------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  936787 20 9   13D/A         Page 14 of   26 Pages
           -----------                             ----

------------------------------------------------------------
(1)  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                         Peter F. Bernardoni
------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  [   ]
                                                  (b)  [ X ]
------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------
(4)  SOURCE OF FUNDS*
                                                          00
------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                   [    ]
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                       United States Citizen
------------------------------------------------------------
NUMBER OF SHARES    (7)  SOLE VOTING POWER                0-
BENEFICIALLY OWNED  (8)  SHARED VOTING POWER       8,555,258
BY EACH REPORTING   (9)  SOLE DISPOSITIVE POWER          -0-
PERSON WITH        (10)  SHARED DISPOSITIVE POWER  8,555,258
------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                       8,555,258
------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                  [    ]
------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       88.0%
------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                                       HC,IN
------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  936787 20 9   13D/A         Page 15 of   26 Pages
           -----------                             ----

Item 1.  Security and Issuer.

(a)      Common Stock

(b)      Wasatch Education Systems Corporation
         5250 South 300 West, Suite 350
         Salt Lake City, Utah  84107

Item 2.  Identity and Background.

The following information, and all of the information contained in this Schedule 13D, is provided for all of the persons named below who are reporting persons, and this Schedule 13D is filed on behalf of all such persons. No statement made herein shall cause any reporting person to be responsible for the completeness or accuracy of the information concerning other reporting persons, unless the reporting person knew or had reason to believe that such information was inaccurate. In addition, the information in this
Item 2, as well as the information under Items 3, 4, 5 and 6, is provided for each person for whom information is required to be provided by General Instruction C to Schedule 13D (Reg. Section 240.13d-101).

Technology Funding Secured Investors II

(a) Technology Funding Secured Investors II, a California limited partnership ("TFSI II")

(b)  2000 Alameda de las Pulgas
     San Mateo, California  94403

(c) Providing secured equipment and other asset financing to emerging growth companies.

(d) During the last five years TFSI II has not been convicted in a criminal proceeding.

(e) During the last five years TFSI II was not a party to a civil proceeding of a judicial or administrative body as a result of which TFSI II was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Technology Funding Secured Investors III, an Income and Growth
Partnership, L.P.

(a)  Technology Funding Secured Investors III, an Income and
     Growth Partnership, L.P., a California limited partnership ("TFSI III")

(b)  2000 Alameda de las Pulgas
     San Mateo, California  94403

(c) Providing secured equipment and other asset financing to emerging growth companies.

(d) During the last five years TFSI III has not been convicted in a criminal proceeding.

(e) During the last five years TFSI III was not a party to a civil proceeding of a judicial or administrative body as a result of which TFSI III was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.  936787 20 9   13D/A         Page 16 of   26 Pages
           -----------                             ----

Technology Funding Partners I, L.P.

(a) Technology Funding Partners I, L.P., a California limited partnership ("TFP I")

(b)  2000 Alameda de las Pulgas
     San Mateo, California  94403

(c)  Financing emerging growth companies.

(d) During the last five years TFP I has not been convicted in a criminal proceeding.

(e) During the last five years TFP I was not a party to a civil proceeding of a judicial or administrative body as a result of which TFP I was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Technology Funding Partners II, L.P.

(a) Technology Funding Partners II, L.P., a California limited partnership ("TFP II")

(b)  2000 Alameda de las Pulgas
     San Mateo, California  94403

(c)  Financing emerging growth companies.

(d) During the last five years TFP II has not been convicted in a criminal proceeding.

(e) During the last five years TFP II was not a party to a civil proceeding of a judicial or administrative body as a result of which TFP II was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Software Fund II

(a) Software Fund II, L.P., a California limited partnership ("SF II")

(b)  2000 Alameda de las Pulgas
     San Mateo, California  94403

(c)  Financing emerging growth companies.

(d) During the last five years SF II has not been convicted in a criminal proceeding.

(e) During the last five years SF II was not a party to a civil proceeding of a judicial or administrative body as a result of which SF II was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.  936787 20 9   13D/A         Page 17 of   26 Pages
           -----------                             ----

Technology Funding Private Reserve Fund

(a) Technology Funding Private Reserve Fund, a California limited partnership ("TFPR")

(b)  2000 Alameda de las Pulgas
     San Mateo, California  94403

(c)  Financing emerging growth companies.

(d) During the last five years TFPR has not been convicted in a criminal proceeding.

(e) During the last five years TFPR was not a party to a civil proceeding of a judicial or administrative body as a result of which TFPR was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Technology Funding Inc. (General Partner of TFSI II, TFSI
                         III, TFP I, TFP II, SF II and TFPR)

(a)  Technology Funding Inc., a California corporation
     ("TFI")

(b)  2000 Alameda de las Pulgas
     San Mateo, California  94403

(c) General partner to funds providing financing to emerging growth companies.

(d) During the last five years TFI has not been convicted in a criminal proceeding.

(e) During the last five years TFI was not a party to a civil proceeding of a judicial or administrative body as a result of which TFI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Technology Funding Ltd. (General Partner of TFSI II, TFSI
                         III, TFP I, TFP II, SF II and TFPR)

(a) Technology Funding Ltd., a California limited partnership ("TFL")

(b)  2000 Alameda de las Pulgas
     San Mateo, California  94403

(c) General partner to funds providing financing to merging growth companies.

(d) During the last five years TFL has not been convicted in a criminal proceeding.

(e) During the last five years TFL was not a party to a civil proceeding of a judicial or administrative body as a result of which TFL was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.  936787 20 9   13D/A         Page 18 of  26 Pages
           -----------                            ----

Charles R. Kokesh (General Partner of TFL; Director and
                   Executive Officer of TFI)

(a)  Charles R. Kokesh

(b)  2000 Alameda de las Pulgas
     San Mateo, California  94403

(c) President, Chief Executive Officer and Chairman of Technology Funding Inc., 2000 Alameda de las Pulgas, San Mateo, California 94403. The principal business of Technology Funding Inc. is acting as general partner for funds providing financing to emerging growth companies.

(d) During the last five years Mr. Kokesh has not been convicted in a criminal proceeding.

(e) During the last five years Mr. Kokesh was not a party to a civil proceeding of a judicial or administrative body as a result of which Mr. Kokesh was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  United States Citizen.


Frank R. Pope (General Partner of TFL; Director and
               Executive Officer of TFI)

(a)  Frank R. Pope

(b)  2000 Alameda de las Pulgas
     San Mateo, California  94403

(c) Executive Vice President and Secretary of Technology Funding Inc., 2000 Alameda de las Pulgas, San Mateo, California 94403. The principal business of Technology Funding Inc. is acting as general partner for funds providing financing to emerging growth companies.

(d) During the last five years Mr. Pope has not been convicted in a criminal proceeding.

(e) During the last five years Mr. Pope was not a party to a civil proceeding of a judicial or administrative body as a result of which Mr. Pope was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  United States Citizen.

CUSIP No.  936787 20 9   13D/A         Page 19 of  26 Pages
           -----------                            ----
Gregory T. George (General Partner of TFL; Executive Officer
                   of TFI)

(a)  Gregory T. George

(b)  2000 Alameda de las Pulgas
     San Mateo, California  94403

(c) Group Vice President of Technology Funding Inc., 2000 Alameda de las Pulgas, San Mateo, California 94403.
     The principal business of Technology Funding Inc. is acting as general partner for funds providing financing to emerging growth companies.

(d) During the last five years Mr. George has not been convicted in a criminal proceeding.

(e) During the last five years Mr. George was not a party to a civil proceeding of a judicial or administrative body as a result of which Mr. George was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  United States Citizen.

Thomas J. Toy (Executive Officer of TFI)

(a)  Thomas J. Toy

(b)  2000 Alameda de las Pulgas
     San Mateo, California  94403

(c) Group Vice President of Technology Funding Inc., 2000 Alameda de las Pulgas, San Mateo, California 94403.
     The principal business of Technology Funding Inc. is acting as general partner for funds providing financing to emerging growth companies.

(d) During the last five years Mr. Toy has not been convicted in a criminal proceeding.

(e) During the last five years Mr. Toy was not a party to a civil proceeding of a judicial or administrative body as a result of which Mr. Toy was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  United States Citizen.

Peter F. Bernardoni (Executive Officer of TFI)

(a)  Peter F. Bernardoni

(b)  2000 Alameda de las Pulgas
     San Mateo, California  94403

CUSIP No.  936787 20 9   13D/A         Page 20 of  26 Pages
           -----------                            ----
(c) Vice President of Technology Funding Inc., 2000 Alameda de las Pulgas, San Mateo, California 94403. The principal business of Technology Funding Inc. is acting as general partner for funds providing financing to emerging growth companies.

(d) During the last five years Mr. Bernardoni has not been convicted in a criminal proceeding.

(e) During the last five years Mr. Bernardoni was not a party to a civil proceeding of a judicial or administrative body as a result of which Mr. Bernardoni was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  United States Citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

Wasatch Education Systems Corporation ("Wasatch") obtained secured loans from TFSI III in the aggregate principal amount of $5,500,000 (the "Indebtedness") pursuant to various loan agreements between December 31, 1991 and May 18, 1994 (individually a "Loan" and collectively the "Loans"). TFSI III entered into participation agreements (the "Participation Agreements") with each or some of TFSI II, TFP I, TFP II, SF II and TFPR (collectively together with TFSI III, the "Funds") with respect to the Loans as detailed in the tables below. Wasatch and the Funds converted the Indebtedness (the "Conversion") into shares of nonconvertible Series C Preferred Stock of Wasatch and Common Stock of Wasatch (collectively the "Shares") pursuant to a Stock Purchase Agreement executed on October 13, 1995 (the "Purchase Agreement") with the Conversion deemed effective as of June 30, 1995. In addition to the conversion of the Indebtedness into the Shares, the Purchase Agreement provided that certain warrants to purchase Common Stock of Wasatch held by the various Funds would be amended and restated (individually a "Warrant") and collectively the "Warrants").

In particular, the Loans are as follows:

 Lender/Reporting
   Person             Loan Date            Principal Amount
 -----------------    ---------            ----------------
     TFSI III          12/31/91             $ 3,500,000
     TFSI III           4/08/92               1,000,000
     TFSI III           4/16/93                 300,000
     TFSI III           4/14/94                 200,000
     TFSI III           4/29/94                 250,000
     TFSI III           5/18/94                 250,000

Pursuant to the Participation Agreements, TFSI III retained, and each such reporting person acquired, the following percentage interests in amounts payable under the Loans, including a pro rata interest in any warrants issued concurrently therewith:

December 31, 1991 Loan:

    Reporting Person                Percentage Interest
   ------------------              ---------------------
         TFSI II                            33.33%
         TFSI III                           66.67%

April 8, 1992 Loan:

    Reporting Person                Percentage Interest
   ------------------              ---------------------
         TFSI II                            22.5%
         TFSI III                           22.5%
         TFP I                               17.5%
         TFP II                             17.5%
         SF II                              10.0%
         TFPR                               10.0%

CUSIP No.  936787 20 9   13D/A         Page 21 of  26 Pages
           -----------                            ----

April 16, 1993:

    Reporting Person                Percentage Interest
   ------------------              ---------------------
         TFP I                             100.00%
         TFSI III                            0.00%

April 14, 1994 Loan:

    Reporting Person                Percentage Interest
   ------------------              ---------------------
         TFSI II                            50.00%
         TFSI III                           50.00%

April 29, 1994 Loan:

    Reporting Person                Percentage Interest
   ------------------              ---------------------
         TFSI II                            50.00%
         TFSI III                           50.00%

May 18, 1994

    Reporting Person                Percentage Interest
   ------------------              ---------------------
         TFSI II                            50.00%
         TFSI III                           50.00%


The following are the Shares to be issued pursuant to the
Conversion:

                                            Nonconvertible
                                          Series C Preferred
  Reporting Person       Common Shares          Shares
  ----------------       -------------    ------------------

  SF II                    833,333                  0
  TFPR                     833,333                  0
  TFP I                          0            475,000
  TFP II                         0            175,000
  TFSI II                        0          1,741,550
  TFSI III                       0          2,908,450
                         ---------          ---------
  Total                  1,666,666          5,300,000

The following are the Warrants that are to be amended and restated:

                                   Exercise        Number of
 Reporting Person    Issue Date      Price          Shares
 ----------------    ----------    --------       ----------

    TFP I              4/25/93      $ .50            200,000
    TFP I              5/05/92      $1.31            381,679
    TFSI III           4/25/93      $ .50          3,083,332
                                    $ .50          312,000/1
                                    $ .50          177,760/2
-------------------
1/ Warrant was not issued but was committed to by Wasatch in consideration of 4/8/92 and 4/16/93 loans.

2/ Warrant was not issued but was committed to by Wasatch in consideration of 4/14/94, 4/29/94 and 5/18/94 loans.

CUSIP No.  936787 20 9   13D/A         Page 22 of  26 Pages
           -----------                            ----

The following are the Warrants as amended and restated:


                                   Exercise        Number of
 Reporting Person     Issue Date     Price          Shares
 ----------------     ----------    --------       ---------

   SF II              6/30/95       $ .50           224,000
   TFPR               6/30/95       $ .50           224,000
   TFP I              6/30/95       $ .50           774,000
   TFP I              6/30/95       $1.31           248,092
   TFP II             6/30/95       $ .50           462,000
   TFSI II            6/30/95       $1.31           133,588
   TFSI II            6/30/95       $ .50           959,546
   TFSI III           6/30/95       $ .50         1,159,546

The other reporting person acquired their beneficial interests in the Common Stock and the Common Stock underlying the Warrants solely by reason of their relationships to the above-listed reporting persons.

Item 4.  Purpose of Transaction.

The purpose of the reporting persons' acquisition of the Common Stock and the Warrants described in Item 3, which description is incorporated herein by this reference, was to enable Wasatch to restructure its financing. No person named in Item 2 to this
Schedule 13D has any plans or proposals which relate to or would result in: (a) the acquisition by any such person of any additional securities of Wasatch, or the disposition of securities of Wasatch;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Wasatch or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Wasatch or any of its subsidiaries; (d) any change in the present board of directors or management of Wasatch, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Wasatch; (f) any other material change in Wasatch's business or corporate structure; (g) changes in Wasatch's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Wasatch by any person; (h) causing a class of securities of Wasatch to be listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Wasatch becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of the foregoing, [except as follows]:

Item 5.  Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentages of the class of securities identified in Item 1 beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2 of this Schedule 13D. The following information is based upon information regarding the number of securities outstanding as supplied by Wasatch.

CUSIP No.  936787 20 9   13D/A         Page 23 of  26 Pages
           -----------                            ----
                     No. of Shares       Percentage of Class
                Beneficially Owned        Beneficially Owned
              ----------------------   ---------------------
Reporting                   Right to                Right to
Person        Aggregate     Acquire      Aggregate   Acquire
----------    ---------     --------     ---------    ------
SI II           959,546      959,546       21.2         21.2
SI III        1,159,546    1,159,546       24.5         24.5
TFP I         2,423,347    2,292,092       41.3         39.1
TFP II        1,488,853    1,295,588       30.6         26.6
SF II         1,143,403      244,000       30.1          5.9
TFPR          1,380,563      224,000       36.4          5.9
Technology
 Funding Inc. 8,555,258    6,154,772       88.0         63.3
Technology
 Funding Ltd. 8,555,258    6,154,772       88.0         63.3
Charles R.
 Kokesh       8,750,958    6,292,876       88.7         63.8
Frank R.
 Pope         8,652,819    6,223,870       88.4         63.6
Gregory T.
 George       8,563,384    6,160,529       88.0         63.3
Thomas J.
 Toy          8,555,258    6,154,772       88.0         63.3
Peter F.
 Bernardoni   8,555,258    6,154,772       88.0         63.3

(b)  the information contained in Items (7), (8), (9) and
     (10) of the cover pages (pages 2 through 14) hereof are incorporated herein by this reference.

(c)  Inapplicable.

(d)  Inapplicable.

(e)  Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

The reporting persons consist of a number of investment funds under common ownership and management, their general partners, and the executive officers and general partners of such general partners.

On April 8, 1992, TFP 1 entered into the participation agreements with five of the other reporting persons which are described in
Item 3 hereof and incorporated herein by this reference.

CUSIP No.  936787 20 9   13D/A         Page 24 of  26 Pages
           -----------                            ----

Item 7.  Material To Be Filed As Exhibits.

A. Attached hereto as Exhibit "A" is a copy of the reporting persons' agreement pursuant to Rule 13d-1(f)(l)(iii).

B. Attached hereto as Exhibit "B" are a copy of the form of Participation Agreement and copies of each Exhibit A to the Participation Agreements entered into between TFSI III and five of the other reporting persons on December 31, 1991, July 14, 1993, February 1, 1994, April 8,1992, April 16, 1993, April 14,
    1994, April 29, 1994 and May 18, 1994.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 23, 1995

TECHNOLOGY FUNDING SECURED INVESTORS III,
AN INCOME AND GROWTH PARTNERSHIP, L.P.,
a California limited partnership

By:  TECHNOLOGY FUNDING INC.
     Managing General Partner


By: /s/ Thomas J. Toy
    -------------------------------
    Thomas J. Toy, Vice President

Dated:  October 23, 1995

TECHNOLOGY FUNDING SECURED INVESTORS II, a California limited partnership

By:  TECHNOLOGY FUNDING INC.
     Managing General Partner


By:  /s/ Thomas J. Toy
     ------------------------------
     Thomas J. Toy, Vice President

CUSIP No.  936787 20 9   13D/A         Page 25 of  26 Pages
           -----------                            ----
Dated:  October 23, 1995

TECHNOLOGY FUNDING PARTNERS I, L.P.,
a California limited partnership

By:  TECHNOLOGY FUNDING INC.
     Managing General Partner


By:  /s/ Thomas J. Toy
     ------------------------------
     Thomas J. Toy, Vice President


Dated:  October 23, 1995

TECHNOLOGY FUNDING PARTNERS II, L.P.,
a California limited partnership

By:  TECHNOLOGY FUNDING INC.
     Managing General Partner


By:  /s/ Thomas J. Toy
     ------------------------------
     Thomas J. Toy, Vice President


Dated:  October 23, 1995

SOFTWARE FUND II,
a California limited partnership

By:  TECHNOLOGY FUNDING INC.
     Managing General Partner


By:  /s/ Thomas J. Toy
     ---------------------------
     Thomas J. Toy, Vice President


Dated:  October 23, 1995

TECHNOLOGY FUNDING PRIVATE RESERVE FUND, a California limited partnership

By:  TECHNOLOGY FUNDING INC.
     Managing General Partner


By:  /s/ Thomas J. Toy
     ------------------------------
     Thomas J. Toy, Vice President

CUSIP No.  936787 20 9   13D/A         Page 26 of  26 Pages
           -----------                            ----

Dated:  October 23, 1995

TECHNOLOGY FUNDING INC.,
a California Corporation


By:  /s/ Thomas J. Toy
     ------------------------------
     Thomas J. Toy, Vice President

Dated:  October 23, 1995

TECHNOLOGY FUNDING LTD.,
a California limited partnership


By:  /s/ Frank R. Pope
     -------------------------------
     Frank R. Pope, General Partner


Dated:  October 23, 1995


s/ Charles R. Kokesh
------------------------------
Charles R. Kokesh by Thomas J. Toy, his Attorney-in-Fact


Dated:  October 23, 1995


/s/  Frank R. Pope
------------------------------
Frank R. Pope by Thomas J. Toy, his Attorney-in-Fact


Dated:  October 23, 1995

/s/ Gregory T. Geroge
------------------------------
Gregory T. George by Thomas J. Toy, his Attorney-in-Fact


Dated:  October 23, 1995


/s/ Thomas J. Toy
------------------------------
Thomas J. Toy


Dated:  October 23, 1995


/s/  Peter F. Bernardoni
-----------------------------
Peter F. Bernardoni by Thomas J. Toy, his Attorney-in-Fact

                            EXHIBIT A

                            AGREEMENT

     This will memorialize the agreement by and among all of the undersigned that the Schedule 13D identifying each of the undersigned as "reporting persons" and mailed to Wasatch Education Systems Corporation ("Wasatch") and filed with the Securities and Exchange Commission on or about October 23, 1995 with respect to the acquisition of beneficial ownership of shares of Wasatch's Common Stock is being filed on behalf of each of the persons signing below. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  October 23, 1995

TECHNOLOGY FUNDING SECURED INVESTORS III,
AN INCOME AND GROWTH PARTNERSHIP, L.P.,
a California limited partnership

By:  TECHNOLOGY FUNDING INC.
     Managing General Partner


By:  /s/ Thomas J. Toy
     ------------------------------
     Thomas J. Toy, Vice President


Dated:  October 23, 1995

TECHNOLOGY FUNDING SECURED INVESTORS II, a California limited partnership

By:  TECHNOLOGY FUNDING INC.
     Managing General Partner


By:  /s/ Thomas J. Toy
     ------------------------------
     Thomas J. Toy, Vice President


Dated:  October 23, 1995

TECHNOLOGY FUNDING PARTNERS, I, L.P.,
a California limited partnership

By:  TECHNOLOGY FUNDING INC.
     Managing General Partner


By:  /s/ Thomas J. Toy
     -------------------------------
     Thomas J. Toy, Vice President


Dated:  October 23, 1995

TECHNOLOGY FUNDING PARTNERS II, L.P.,
a California limited partnership

By:  TECHNOLOGY FUNDING INC.
     Managing General Partner


By:  /s/ Thomas J. Toy
     ------------------------------
     Thomas J. Toy, Vice President

Dated:  October 23, 1995

SOFTWARE FUND II,
a California limited partnership

By:  TECHNOLOGY FUNDING INC.
     Managing General Partner


By:  /s/ Thomas J. Toy
     ------------------------------
     Thomas J. Toy, Vice President


Dated:  October 23, 1995

TECHNOLOGY FUNDING PRIVATE RESERVE FUND, a California limited partnership

By:  TECHNOLOGY FUNDING INC.
     Managing General Partner


By:  /s/ Thomas J. Toy
     ------------------------------
     Thomas J. Toy, Vice President


Dated:  October 23, 1995

TECHNOLOGY FUNDING INC.,
a California corporation


By:  /s/ Thomas J. Toy
     ---------------------------------
     Thomas J. Toy, Vice President


Dated:  October 23, 1995

TECHNOLOGY FUNDING LTD.,
a California limited partnership


By:  /s/ Frank R. Pope
     ------------------------------
     Frank R. Pope, General Partner


Dated:  October 23, 1995


/s/  Charles R. Kokesh
------------------------------
Charles R. Kokesh by Thomas J. Toy, his Attorney-in-Fact


Dated:  October 23, 1995


/s/  Frank R. Pope
------------------------------
Frank R. Pope by Thomas J. Toy, his Attorney-in-Fact


Dated:  October 23, 1995


/s/  Gregory T. George
------------------------------
Gregory T. George by Thomas J. Toy, his Attorney-in-Fact


Dated:  October 23, 1995


/s/ Thomas J. Toy
------------------------------
Thomas J. Toy


Dated:  October 23, 1995


/s/ Peter F. Bernardoni
------------------------------
Peter F. Bernardoni  by Thomas J. Toy, his Attorney in Fact

                          EXHIBIT B

             FORM OF LOAN PARTICIPATION AGREEMENT


This LOAN PARTICIPATION AGREEMENT is between Lender (as defined below) and Participant (as defined below).

A.   RECITALS

1. Participating Interest. Lender desires to sell and Participant desires to purchase the Participating Interest described below in the Participation Loan as hereinafter defined.

2. Agreement. The parties have agreed that the contemplated purchase and sale and the parties' related rights and obligations will be as set forth in this agreement.

B.   AGREEMENTS

1. Definitions. For purposes of this agreement the following terms will have the meaning indicated:

     (a) "Borrower" means the marker or makers of the promissory note.

     (b)  "Participation Loan" means the loan described in Exhibit
A hereto.

     (c) "Participating Interest" means the agreed participation as a secured party in certain amounts payable under the Participation Loan as more fully explained in paragraph B.2.

     (d) "Pro Rata Share" means the percentage of the then principal balance of the capital participation loan to be advanced by Participant in connection with Participant's purchase of the Participating Interest.

     (e) "Payment Share" means the percentage of each payment on the Participation Loan contemplated to be received by Participant from time to time as specified in Exhibit A hereto.

     (f)  "Lender" shall be the party named on Exhibit A hereto.

     (g) "Participant" shall be the party named on Exhibit A hereto.

2. Participating Interest Sale. Lender hereby agrees to sell and Participant hereby agrees to purchase the Participating Interest.
The sale and purchase will occur, as appropriate, as follows:

     (a) If the Participation Loan has been previously consummated, upon the later to occur of return to Lender of a fully executed copy of this agreement or payment to Lender of the amount to be paid by Participant for the Participating Interest; or

     (b) If the Participation Loan has not been previously consummated, upon consummation provided Participant has then both returned to Lender a fully executed copy of this agreement and, at Lender's option, paid Lender the amount to be paid by Participant for the Participating Interest or delivered such amount into the escrow established relative to the Participation Loan.

The Participating Interest is a sale of the right to receive the Payment Share of all payments made in connection with the Participation Loan.

3. Participation Loan Closing and Administration. The Participation Loan has been negotiated by Lender. Participant will not take part in any further negotiations which may precede consummation of the Participation Loan, if such consummation has not yet occurred. Participant further will not take part in the administration of the Participation Loan, except as hereinafter provided.

4. Obligation to Fund. As stated in paragraph B.2, by executing this agreement Participant has agreed to purchase the Participating Interest. If the Participation loan has been previously consummated, Participant agrees to pay Lender the amount to be paid by Participant for the Participating Interest in then available funds at the time Participant returns a fully executed copy of this agreement to Lender. If the Participation Loan has not been previously consummated, Participant agrees to pay the amount to be paid by Participant for the Participating Interest in the manner directed by Lender pursuant to paragraph B.2 by wire transfer of the available funds within one day of Lender's direction to make such payment.

5. Review of Documents. By execution of this agreement Participant also acknowledges that Participant has reviewed such documents as Participant has deemed appropriate in connection with the Participation Loan and has made its decision to purchase the Participating Interest based upon such review and whatever further advice of Participant's own counsels as Participant has deemed appropriate. Participant further acknowledges that Lender has made no representation whatsoever as to the ability of any party obligated thereunder to make any payment contemplated thereby or any other matter with respect to the Participation Loan and that Lender is in no way a guarantor or surety of the performance by any party of its obligations under the Participation Loan.

6. Participating Interest Remittances. Within one day of receipt by Lender of any payment in connection with the Participation Loan, Lender will remit to Participant the Payment Share of any payment to which Participant is entitled and any other included amounts to which Participant may be entitled hereunder. These remittances will be made by mailing Lender's check in the amount of such funds to Participant. In the event that the Lender (a) fails to remit such payment to Participant, fails to perform or observe any other covenant, condition or agreement to be performed or observed by Lender hereunder, (b) or breaches any representation or provision contained herein, (c) or shall be adjudicated insolvent or bankrupt, or cease, be unable, or admit in writing its inability to pay its debts as they mature or make a general assignment for the benefit of, or enter into any composition or arrangement with creditors, (d) or apply for or consent to the appointment of a receiver, trustee or liquidator of it or of a substantial part of its property, (e) or authorize or file a voluntary petition in bankruptcy or apply for or consent to the application of any bankruptcy, reorganization in bankruptcy, arrangement, readjustment of debt, insolvency, dissolution, moratorium or other similar law of any jurisdiction or authorize such application or consent, then Participant shall have the right, after notice to Borrower and Lender, to instruct and require Borrower to make all future payments directly to Participant at an address to be designated by Participant and Participant shall disburse to Lender its pro rata share. Lender hereby appoints Participant and each of its officers as the Lender's attorney-in-fact without any right or revocation and with full power of substitution, to endorse without recourse Lender's name upon any and all notes, checks, drafts or other instruments for the payment of money received by Participant which are payable to the Lender in respect to the Participation Loan.
Any remittances made by Lender to Participant will be made by mailing Lender's check in the amount of Participant's payment share to Participant. Until so remitted, all such money shall be held by Lender in trust for Participant even though the same may have been commingled with the Lender's assets as a convenience to the Lender. In addition, Lender shall provide to Participant, Lender's standard participation accounting reports in effect from time to time promptly following their generation.

7. Participation Loan Collections. Lender has the exclusive right to, and will use reasonable efforts in attempting to, collect any and all items (including, but not limited to, interest and principal payments and expense reimbursements) due or collectible in connection with the Participation Loan.

8. Default By Borrower. If either party acquires any knowledge of a default in connection with the Participation Loan or any matter which, in its judgment, such party deems may affect the collectibility of the Participation Loan, then the party having such knowledge will with reasonable promptness, notify the other party in writing, and the parties will thereafter consult as appropriate regarding any action to be taken in connection therewith. Lender has the responsibility to implement any actions determined to be appropriate and in connection therewith may contract with such agents as Lender may deem appropriate. In the event of a disagreement as the appropriate course of action in a given instance, the decision of Lender will govern; provided that Participant may purchase Lender's rights, title and interest in and to and duties and obligations in connection with the Participation Loan by payment to Lender of its then principal investment in and accrued interest on the Participation Loan. In such event Lender will execute and deliver to Participant such documents as Participant reasonably requests to evidence such purchase. Upon request of Lender, Participant will reimburse Lender the Pro Rata Share of any expenses Lender incurs in enforcing the Participation Loan.

9. Other Management Functions. Except as provided in this paragraph B.6 above, Lender has sole responsibility for the management of all other matters pertaining to the Participation
Loan.

10. Limits of Lender's Duties. Lender has no duties or responsibilities except those expressly set forth in this agreement. Except as expressly set forth herein, Lender does not have any obligations to Participant relative to the Participation Loan, and nothing in this agreement is intended to or is to be so construed as to impose upon Lender any obligations in respect of the Participation Loan except as expressly set forth herein.

11. Lender's Duty of Care. Participant hereby acknowledges that Lender, in the performance of its duties and obligations hereunder, shall only be obligated to exercise that degree of ordinary care which Lender exercises in the conduct and management of loans similar to the Participation Loan. With regard to any action related to the Participation Loan requested by Participant and not desired by Lender, Lender will be fully justified in failing or refusing to take such action unless it is first indemnified to its satisfaction by Participant against any and all liability and expense which may be incurred by Lender by reason of taking such action.

12. Lender Warranties. Lender hereby represents and warrants to Participant that at the time Lender executes this agreement:

     (a) The execution, delivery and performance of this agreement have been duly authorized by all requisite corporate action of Lender, and the individual executing on behalf of Lender is authorized to do so;

     (b) Lender is the owner of the Participation Loan and has the right to sell to Participant the Participation Interest therein;

     (c) Lender has no actual knowledge of any fact which in Lender's opinion would materially adversely affect the collectibility of the Participation Loan which it has not disclosed to Participant;

     (d) Lender has provided Participant all current credit information Lender has as to the parties obligated in connection with the Participation Loan requested by Participant, and any information provided is, to the best of Lender's knowledge, true, complete and accurate as to the subject matter thereof, except as otherwise noted by Lender.

     (e) This Loan Participation Agreement, the Loan and Security Agreement, the Registration Rights Agreement and the Letter
Agreement are valid, enforceable and binding, and do not contravene any other contract to which Lender is or hereafter shall be a party.

     (f) This agreement constitutes the legal, valid and binding obligation of Lender, enforceable in accordance with its terms;

     (g) The promissory notes represent existing valid obligations legally enforceable in accordance with the terms thereof based on actual and bonafide extension of secured credit to named Borrower which has been finally accepted by the Borrower and for which the Borrower is unconditionally liable to make payment in the amount stated in the promissory notes without right of rejection, return, off-set, defense, counterclaim, discount or reduction;

     (h) All necessary filings, recordings, and giving of notice have been made and necessary waivers and consents have been obtained so as to enable Lender to obtain an enforceable judgment against the Borrower for the unpaid balance of the promissory notes or in the event the Lender is unable to obtain an enforceable judgment against the Borrower because of the intervention of bankruptcy, receivership,

     (i) Reorganization or other proceedings involving creditors generally, to enable Lender to acquire possession of collateral securing said notes and to liquidate said collateral;

     (j) The loan evidenced by the promissory notes will not result in or constitute a violation of the usury laws of the State of California.

13. Participant Warranties. Participant hereby represents and warrants to Lender that at the time Participant executes this agreement:

     (a) Participant has received all authorizations of its Board of Directors, Shareholders, Stockholders and such other bodies or persons as are necessary to authorize Participant's purchase of the Participation Interest, Participant's execution and delivery of this agreement and Participant's carrying out the purpose and terms of this agreement and the individual executing this agreement is authorized to do so;

     (b)  Participant has the financial ability to fund the Pro
Rata Share in accordance with the terms of this agreement; and

     (c) Participant is acquiring the Participating Interest for its own account for investment and not with a view towards resale, transfer, or distribution.

14. Further Transfers Of Interests In The Participation Loan And Further Advances By Lender To Borrower. Lender will not, without the prior written consent of Participant, assign this agreement or any rights hereunder except that Lender has the right to sell additional participating interests in its portion of the Participation Loan provided that in no event will such sale (as opposed to subsequent buyout of Lender's position by another participant in the Participation Loan) relieve Lender of any of its duties or obligations hereunder with respect to the Participation Loan (including, more particularly, Lender's being the record owner of the Participation Loan and providing the services for Participant as herein provided) and in any event no such sale shall result in Lender reducing its interest in the Participation Loan to less than ten percent (10.00%) of the balance thereof. It is recognized by both parties that Borrower is a customer of Lender and it is the desire of Lender to at all times have the right and option to continue that relationship to the end that if Borrower requests additional financing, Lender may provide such financing, so long as the same is subject and subordinate to the Participation Loan. Participant may not, without Lender's consent, assign expenditures in connection with the Participation Loan.
Participant may, however, assign the Participating Interest.
Lender shall acknowledge any such assignment in any manner reasonably requested by Participant.

15. Amounts Payable Only To Lender. As stated in paragraph B.2, the purchase of the Participating Interest entails the right to receive only certain funds received in connection with the Participation Loan. Accordingly, Lender will be entitled to retain the following:

     (a) Any payment of principal or interest paid in excess of the Payment Share to be Received by Participant;

     ( b) Any other fees and charges received by Lender in connection with the Participation Loan not specifically reserved to the Participant hereunder.

16. Notices. Any notice or consent required or permitted to be given hereunder must be in writing and may be served personally or by mail or by telegraph; if served by mail, it shall be by registered or certified mail with evidence of post office mailing and return receipt requested; additionally if served by mail or telegraph, it shall be addressed as shown on Exhibit A hereto. Any written notice shall be deemed received at the time of personal delivery, if given by telegraph upon the date of receipt, or if given by mail, then on the earlier of the date shown on the addressee's registry or certification of receipt or two (2) days after the mailing thereof as hereinabove provided. Either party may, by written notice to the other party as provided herein, specify a different address or additional addresses for notice purposes.

17. No Brokers. Lender and Participant each warrant to the other that they have had no dealings with any agent or broker in connection with the negotiation of this agreement and hereby agree to indemnify and hold the other harmless from any cost, expense or liability for any compensation, commission or charges claimed by any agent or broker with respect to this agreement or the sale of the Participating Interest pursuant to the provisions hereof.

18. Securities Laws. Participant releases Lender to the maximum extent permissible under law from any liability under state or federal securities laws arising from the failure of Lender to register the Participating Interest. Participant and Lender acknowledge that it is their respective analysis that the Participating Interest is either not a security under federal or state law or, if a security, is exempt from registration or qualification.

19. Setoffs. If Lender receives funds as to Borrower or any guarantor of the Participation Loan by way of setoff and there is then a default under the Participation Loan, Participant shall receive no less than the proportionate interest of such setoff amounts which Participant's principal balance with respect to the Participation Loan bear to the then outstanding principal balance of all advances by Lender to Borrower (treating any guarantees as part thereof) or to all then outstanding obligations of the guarantor (including both guaranty and debt obligations) to Lender, as appropriate.

20. General. Each party hereto shall pay its own attorneys' fees incurred in connection with the negotiation and execution of this agreement. If any lawsuit or proceeding is brought by either party hereto to enforce the terms of this agreement, the unsuccessful party in such proceeding hereby agrees to pay the prevailing party all its court costs and reasonable attorneys' fees incurred in bringing or defending such action. Venue for any action relating to this agreement will be in an appropriate court in San Mateo County, California. Whenever in this agreement the consent or approval of either party is sought, such consent or approval will be deemed given unless written disapproval is given no later than five (5) days after receipt of written request therefore. Except as expressly set forth herein, this agreement and the terms and provisions hereof shall be binding upon and insure to the benefit of the parties hereto and their respective successors and assigns. This agreement constitutes the entire agreement between the parties hereto with respect to its subject matter, supersedes all prior and contemporaneous agreements between the parties with respect to that subject matter and may not be modified, amended or otherwise changed in any manner except by a writing executed by the party to be charged. If any term or provision of this agreement or the application thereof is held invalid or unenforceable as to any party, the balance of the agreement will not be affected thereby, and each remaining term and provision of this agreement will be valid and enforceable to the fullest extent permitted by law. For purposes of this agreement, time is of the essence. It is agreed that the laws of the State of California will be applicable to the interpretation of this agreement. Paragraph headings in this agreement are for convenience only and not an aid in interpretation.

Exhibit A follows and is included in this agreement in its entirety.

DECEMBER 31, 1991 LOAN
-----------------------

                             EXHIBIT A

1.       Lender:          Technology Funding Secured Investors III,
                          an Income and Growth Partnership, L.P.

         Address:         2000 Alameda de las Pulgas
                          San Mateo, CA  94403

2.      Participant:      Technology Funding Secured Investors II

        Address:          2000 Alameda de las Pulgas
                          San Mateo, CA  94403

3.      Borrower:         Wasatch Education Systems Corporation

        Address:          5250 South 300 West, Suite 350
                          Salt Lake City, UT 84107

4.      Participation
        Loan Amount:      $2,000,000.00

5.      Note Dated:       December 31, 1991

6.      Pro Rata Share:   50% ($1,000,000.00)

7.      Payment Share     50% of all payments

8.      Warrant Interest
        of Participant:   50% of Warrant with an initial aggregate
                          purchase price of $500,000.00.


IN WITNESS WHEREOF, the parties have caused this Loan Participation Agreement to be executed effective as of December 31, 1991.

PARTICIPANT:

Technology Funding Secured Investors II, a California Limited Partnership

By:  Technology Funding Inc.
     General Partner


By:  /s/ M. David Titus
Title:   Vice President

LENDER:

Technology Funding Secured Investors III, an Income and Growth Partnership, L.P.

By:  Technology Funding Inc.
     General Partner

By:  /s/ M. David Titus
Title:  Vice President

                       PARTICIPATION CERTIFICATE


TECHNOLOGY FUNDING SECURED INVESTORS III, AN INCOME AND GROWTH PARTNERSHIP, L.P. (Lender") , hereby acknowledges that there has been allotted this date to TECHNOLOGY FUNDING SECURED INVESTORS II, ("Participant"), a participation of $1,000,000.00 in an advance of $2,000,000.00 made pursuant to that certain Loan dated December 31, 1991 between WASATCH EDUCATION SYSTEMS CORPORATION (Borrower") and Lender.


This Certificate shall supersede all previous Certificates. It is issued pursuant to, and the participation evidenced hereby is subject to, the terms of the Participation Agreement dated December 31, 1991 between the Lender and the Participant, to which reference is hereby made.


TECHNOLOGY FUNDING SECURED INVESTORS III,
AN INCOME AND GROWTH PARTNERSHIP, L.P.
a California Limited Partnership

By:  TECHNOLOGY FUNDING INC.
     General Partner


By:  /s/ M. David Titus
Title:   Vice President

JULY 14, 1993 LOAN
------------------

                              EXHIBIT A

1.       Lender:          Technology Funding Secured Investors III,
                          an Income and Growth Partnership, L.P.

         Address:         2000 Alameda de las Pulgas
                          San Mateo, CA  94403

2.      Participant:      Technology Funding Secured Investors II

        Address:          2000 Alameda de las Pulgas
                          San Mateo, CA  94403

3.      Borrower:         Wasatch Education Systems Corporation

        Address:          5250 South 300 West, Suite 350
                          Salt Lake City, UT 84107

4.      Participation
        Loan Amount:      $3,000,000.00

5.      Note Dated:       Originally dated December 31, 1991,
                          amended September 30, 1992, June 25, 1993
                          and July 14, 1993

6.      Pro Rata Share:   33.33% ($1,000,000.00)

7.      Payment Share     33.33% of all payments

8.      Warrant Interest
        of Participant:   33.33% of Warrants with initial Aggregate
                          Purchase Price of $25,000.00


IN WITNESS WHEREOF, the parties have caused this Loan Participation Agreement to be executed effective as of July 14, 1993.

PARTICIPANT:

Technology Funding Secured Investors II, a California Limited Partnership

By:  Technology Funding Inc.
     General Partner


By:  /s/ Gregory T. George
Title:   Vice President

LENDER:

Technology Funding Secured Investors III, an Income and Growth Partnership, L.P.

By:  Technology Funding Inc.
     General Partner

By:  /s/  Gregory T. George
Title:    Vice President

                       PARTICIPATION CERTIFICATE


TECHNOLOGY FUNDING SECURED INVESTORS III, AN INCOME AND GROWTH PARTNERSHIP, L.P. (Lender") , hereby acknowledges that there has been allotted this date to TECHNOLOGY FUNDING SECURED INVESTORS II, L.P. ("Participant"), a participation of $1,000,000.00 in an advance of $3,000,000.00 made pursuant to that certain Loan dated July 14, 1993 between WASATCH EDUCATION SYSTEMS CORPORATION (Borrower") and TECHNOLOGY FUNDING SECURED INVESTORS III, an Income and Growth Partnership, L.P.


This Certificate shall supersede all previous Certificates. It is issued pursuant to, and the participation evidenced hereby is subject to, the terms of the Participation Agreement dated July 14, 1994 between the Lender and the Participant, to which reference is hereby made.


TECHNOLOGY FUNDING SECURED INVESTORS III,
AN INCOME AND GROWTH PARTNERSHIP, L.P.
a California Limited Partnership

By:  TECHNOLOGY FUNDING INC.
     General Partner


By:     /s/  Gregory T. George
Title:       Vice President

FEBRUARY 1, 1994 LOAN
---------------------

                             EXHIBIT A

1.       Lender:          Technology Funding Secured Investors III,
                          an Income and Growth Partnership, L.P.

         Address:         2000 Alameda de las Pulgas
                          San Mateo, CA  94403

2.      Participant:      Technology Funding Secured Investors II

        Address:          2000 Alameda de las Pulgas
                          San Mateo, CA  94403

3.      Borrower:         Wasatch Education Systems Corporation

        Address:          5250 South 300 West, Suite 350
                          Salt Lake City, UT 84107

4.      Participation
        Loan Amount:      $500,000.00

5.      Note Dated:       Originally dated December 31, 1991,
                          restated July 14, 1993 and amended
                          February 1, 1994

6.      Pro Rata Share:   33.33% ($166,650.00)

7.      Payment Share     33.33% of all payments

8.      Warrant Interest
        of Participant:   33.33% of Warrants with initial Aggregate
                          Purchase Price of $275,000.00


IN WITNESS WHEREOF, the parties have caused this Loan Participation Agreement to be executed effective as of February 1, 1994.

PARTICIPANT:

Technology Funding Secured Investors II, a California Limited Partnership

By:  Technology Funding Inc.
     General Partner


By:/s/  Gregory T. George
Title:  Vice President

LENDER:

Technology Funding Secured Investors III, an Income and Growth Partnership, L.P.

By:  Technology Funding Inc.
     General Partner

By:  /s/ Gregory T. George
Title:   Vice President

                       PARTICIPATION CERTIFICATE


TECHNOLOGY FUNDING SECURED INVESTORS III, AN INCOME AND GROWTH PARTNERSHIP, L.P. (Lender") , hereby acknowledges that there has been allotted this date to TECHNOLOGY FUNDING SECURED INVESTORS II, L.P. ("Participant"), a participation of $166,650.00 in an advance of $500,000.00 made pursuant to that certain Loan dated February 1, 1994 between WASATCH EDUCATION SYSTEMS CORPORATION (Borrower") and TECHNOLOGY FUNDING SECURED INVESTORS III, an Income and Growth Partnership, L.P.


This Certificate shall supersede all previous Certificates. It is issued pursuant to, and the participation evidenced hereby is subject to, the terms of the Participation Agreement dated February 1, 1994 between the Lender and the Participant, to which reference is hereby made.


TECHNOLOGY FUNDING SECURED INVESTORS III,
AN INCOME AND GROWTH PARTNERSHIP, L.P.
a California Limited Partnership

By:  TECHNOLOGY FUNDING INC.
     General Partner


By:   /s/ Gregory T. George
Title:    Vice President

APRIL 8, 1992 LOAN (TFP I)
--------------------------

                              EXHIBIT A

1.       Lender:          Technology Funding Secured Investors III,
                          an Income and Growth Partnership, L.P.

         Address:         2000 Alameda de las Pulgas
                          San Mateo, CA  94403

2.      Participant:      Technology Funding Partners I

        Address:          2000 Alameda de las Pulgas
                          San Mateo, CA  94403

3.      Borrower:         Wasatch Education Systems Corporation

        Address:          5250 South 300 West, Suite 350
                          Salt Lake City, UT 84107

4.      Participation
        Loan Amount:      $1,000,000.00

5.      Note Dated:       April 8, 1992

6.      Pro Rata Share:   17.5% ($175,000.00)

7.      Payment Share     17.5% of all payments

8.      Warrant Interest
        of Participant:   17.5% of Common Stock Warrant, subject to
                          adjustment.


IN WITNESS WHEREOF, the parties have caused this Loan Participation Agreement to be executed effective as of April 8, 1992.

PARTICIPANT:

Technology Funding Partners I, L.P.
a California Limited Partnership

By:  Technology Funding Inc.
     General Partner


By:  /s/ John Tingleff
Title:   Vice President

LENDER:

Technology Funding Secured Investors III, an Income and Growth Partnership, L.P.

By:  Technology Funding Inc.
     General Partner

By:   /s/ John Tingleff
Title:    Vice President

                       PARTICIPATION CERTIFICATE


TECHNOLOGY FUNDING SECURED INVESTORS III, AN INCOME AND GROWTH PARTNERSHIP, L.P. (Lender") , hereby acknowledges that there has been allotted this date to TECHNOLOGY FUNDING PARTNERS I, ("Participant"), a participation of $175,000 in an advance of $1,000,000.00 made pursuant to that certain Loan dated April 8, 1992 between WASATCH EDUCATION SYSTEMS CORPORATION (Borrower") and Lender.

Through the period covered by this Certificate, loan advances by Lender total $1,000,000.00 and receipts from Participant total $175,000.00 exclusive of principal repayments made by Borrower, if any, and the return of Participant's share of such repayments.


This Certificate shall supersede all previous Certificates. It is issued pursuant to, and the participation evidenced hereby is subject to, the terms of the Participation Agreement dated April 8, 1992 between the Lender and the Participant, to which reference is hereby made.


TECHNOLOGY FUNDING SECURED INVESTORS III,
AN INCOME AND GROWTH PARTNERSHIP, L.P.
a California Limited Partnership

By:  TECHNOLOGY FUNDING INC.
     General Partner


By:  /s/ John Tingleff
Title:   Vice President

APRIL 8, 1992 LOAN (TFP II)
---------------------------

                             EXHIBIT A

1.       Lender:          Technology Funding Secured Investors III,
                          an Income and Growth Partnership, L.P.

         Address:         2000 Alameda de las Pulgas
                          San Mateo, CA  94403

2.      Participant:      Technology Funding Partners II, L.P.,
                          a California Limited Partnership

        Address:          2000 Alameda de las Pulgas
                          San Mateo, CA  94403

3.      Borrower:         Wasatch Education Systems Corporation

        Address:          5250 South 300 West, Suite 350
                          Salt Lake City, UT 84107

4.      Participation
        Loan Amount:      $1,000,000.00

5.      Note Dated:       April 8, 1992

6.      Pro Rata Share:   17.5% ($175,000.00)

7.      Payment Share     17.5% of all payments

8.      Warrant Interest
        of Participant:   17.5% of Common Stock Warrant, subject to
                          adjustment.


IN WITNESS WHEREOF, the parties have caused this Loan Participation Agreement to be executed effective as of April 8, 1992.

PARTICIPANT:

Technology Funding Partners II,
a California Limited Partnership
By:  Technology Funding Inc.
     General Partner


By:  /s/ John Tingleff
Title:   Vice President

LENDER:

Technology Funding Secured Investors III, an Income and Growth Partnership, L.P.

By:  Technology Funding Inc.
     General Partner

By:  /s/  John Tingleff
Title:    Vice President

                       PARTICIPATION CERTIFICATE


TECHNOLOGY FUNDING SECURED INVESTORS III, AN INCOME AND GROWTH PARTNERSHIP, L.P. (Lender") , hereby acknowledges that there has been allotted this date to TECHNOLOGY FUNDING PARTNERS II, ("Participant"), a participation of $175,000.00 in an advance of $1,000,000.00 made pursuant to that certain Loan dated April 8, 1992 between WASATCH EDUCATION SYSTEMS CORPORATION (Borrower") and Lender.

Through the period covered by this Certificate, loan advances by Lender total $1,000,000.00 and receipts from Participant total $175,000.00 exclusive of principal repayments made by Borrower, if any, and the return of Participant's share of such repayments.


This Certificate shall supersede all previous Certificates. It is issued pursuant to, and the participation evidenced hereby is subject to, the terms of the Participation Agreement dated April 8, 1992 between the Lender and the Participant, to which reference is hereby made.


TECHNOLOGY FUNDING SECURED INVESTORS III,
AN INCOME AND GROWTH PARTNERSHIP, L.P.
a California Limited Partnership

By:  TECHNOLOGY FUNDING INC.
     General Partner


By:  /s/ John Tingleff
Title:   Vice President

APRIL 8, 1992 LOAN (TFSI II)
----------------------------


                             EXHIBIT A

1.       Lender:          Technology Funding Secured Investors III,
                          an Income and Growth Partnership, L.P.

         Address:         2000 Alameda de las Pulgas
                          San Mateo, CA  94403

2.      Participant:      Technology Funding Secured Investors II

        Address:          2000 Alameda de las Pulgas
                          San Mateo, CA  94403

3.      Borrower:         Wasatch Education Systems Corporation

        Address:          5250 South 300 West, Suite 350
                          Salt Lake City, UT 84107

4.      Participation
        Loan Amount:      $1,000,000.00

5.      Note Dated:       April 8, 1992

6.      Pro Rata Share:   22.5% ($225,000.00)

7.      Payment Share     22.5% of all payments.

8.      Warrant Interest
        of Participant:   22.5% of Common Stock Warrant, subject to
                          adjustment.


IN WITNESS WHEREOF, the parties have caused this Loan Participation Agreement to be executed effective as of April 8, 1992.

PARTICIPANT:

Technology Funding Secured Investors II,
a California Limited Partnership
By:  Technology Funding Inc.
     General Partner


By:  /s/ John Tingleff
Title:   Vice President

LENDER:

Technology Funding Secured Investors III, an Income and Growth Partnership, L.P.

By:  Technology Funding Inc.
     General Partner

By:  /s/ John Tingleff
Title:   Vice President

                       PARTICIPATION CERTIFICATE


TECHNOLOGY FUNDING SECURED INVESTORS III, AN INCOME AND GROWTH PARTNERSHIP, L.P. (Lender") , hereby acknowledges that there has been allotted this date to TECHNOLOGY FUNDING SECURED INVESTORS II, ("Participant"), a participation of $225,000.00 in an advance of $1,000,00.00 made pursuant to that certain Loan dated April 8, 1992 between WASATCH EDUCATION SYSTEMS CORPORATION (Borrower") and Lender.

Through the period covered by this Certificate, loan advances by Lender total $1,000,000.00 and receipts from Participant total $225,000.00 exclusive of principal repayments made by Borrower, if any, and the return of Participant's share of such repayments.


This Certificate shall supersede all previous Certificates. It is issued pursuant to, and the participation evidenced hereby is subject to, the terms of the Participation Agreement dated April 8, 1992 between the Lender and the Participant, to which reference is hereby made.


TECHNOLOGY FUNDING SECURED INVESTORS III,
AN INCOME AND GROWTH PARTNERSHIP, L.P.
a California Limited Partnership

By:  TECHNOLOGY FUNDING INC.
     General Partner


By:  /s/ John Tingleff
Title:   Vice President

APRIL 8, 1992 (SF II)
---------------------

                             EXHIBIT A

1.       Lender:          Technology Funding Secured Investors III,
                          an Income and Growth Partnership, L.P.

         Address:         2000 Alameda de las Pulgas
                          San Mateo, CA  94403

2.      Participant:      Software Fund II

        Address:          2000 Alameda de las Pulgas
                          San Mateo, CA  94403

3.      Borrower:         Wasatch Education Systems Corporation

        Address:          5250 South 300 West, Suite 350
                          Salt Lake City, UT 84107

4.      Participation
        Loan Amount:      $1,000,000.00

5.      Note Dated:       April 8, 1992

6.      Pro Rata Share:   10% ($100,000.00)

7.      Payment Share     10% of all payments

8.      Warrant Interest
        of Participant:   10% of Common Stock Warrant, subject to
                          adjustment.

IN WITNESS WHEREOF, the parties have caused this Loan Participation Agreement to be executed effective as of April 8, 1992.

PARTICIPANT:

Software Fund II

By:  Technology Funding Inc.
     General Partner


By:  /s/ John Tingleff
Title:   Vice President

LENDER:

Technology Funding Secured Investors III, an Income and Growth Partnership, L.P.

By:  Technology Funding Inc.
     Managing General Partner

By:  /s/ John Tingleff
Title:   Vice President

                       PARTICIPATION CERTIFICATE


TECHNOLOGY FUNDING SECURED INVESTORS III, AN INCOME AND GROWTH PARTNERSHIP, L.P. (Lender") , hereby acknowledges that there has been allotted this date to SOFTWARE FUND II, ("Participant"), a participation of $100,000.00 in an advance of $1,000,000.00 made pursuant to that certain Loan dated April 8, 1992 between WASATCH EDUCATION SYSTEMS CORPORATION (Borrower") and Lender.

Through the period covered by this Certificate, loan advances by Lender total $1,000,000.00 and receipts from Participant total $100,000.00 exclusive of principal repayments made by Borrower, if any, and the return of Participant's share of such repayments.


This Certificate shall supersede all previous Certificates. It is issued pursuant to, and the participation evidenced hereby is subject to, the terms of the Participation Agreement dated April 8, 1992 between the Lender and the Participant, to which reference is hereby made.


TECHNOLOGY FUNDING SECURED INVESTORS III,
AN INCOME AND GROWTH PARTNERSHIP, L.P.
a California Limited Partnership

By:  TECHNOLOGY FUNDING INC.
     General Partner


By:  /s/ John Tingleff
Title:   Vice President

APRIL 8, 1992 (TFPR)
--------------------

                             EXHIBIT A

1.       Lender:          Technology Funding Secured Investors III,
                          an Income and Growth Partnership, L.P.

         Address:         2000 Alameda de las Pulgas
                          San Mateo, CA  94403

2.      Participant:      Technology Funding Private Reserve Fund,
                          a California Limited Partnership

        Address:          2000 Alameda de las Pulgas
                          San Mateo, CA  94403

3.      Borrower:         Wasatch Education Systems Corporation

        Address:          5250 South 300 West, Suite 350
                          Salt Lake City, UT 84107

4.      Participation
        Loan Amount:      $1,000,000.00

5.      Note Dated:       April 8, 1992

6.      Pro Rata Share:   10% ($100,000.00)

7.      Payment Share     10% of all payments

8.      Warrant Interest
        of Participant:   10% of Common Stock Warrant, subject to
                          adjustment.

IN WITNESS WHEREOF, the parties have caused this Loan Participation Agreement to be executed effective as of April 8, 1992.

PARTICIPANT:

TECHNOLOGY FUNDING PRIVATE RESERVE FUND, a California Limited Partnership

By:  Technology Funding Inc.
     General Partner


By:  /s/ John Tingleff
Title:   Vice President

LENDER:

Technology Funding Secured Investors III, an Income and Growth Partnership, L.P.

By:  Technology Funding Inc.
     Managing General Partner

By:  /s/ John Tingleff
Title:   Vice President

                       PARTICIPATION CERTIFICATE


TECHNOLOGY FUNDING SECURED INVESTORS III, AN INCOME AND GROWTH PARTNERSHIP, L.P. (Lender") , hereby acknowledges that there has been allotted this date to TECHNOLOGY FUNDING PRIVATE RESERVE, ("Participant"), a participation of $100,000.00 in an advance of $1,000,000.00 made pursuant to that certain Loan dated April 8, 1992 between WASATCH EDUCATION SYSTEMS CORPORATION (Borrower") and Lender.

Through the period covered by this Certificate, loan advances by Lender total $1,000,000.00 and receipts from Participant total $100,000.00 exclusive of principal repayments made by Borrower, if any, and the return of Participant's share of such repayments.


This Certificate shall supersede all previous Certificates. It is issued pursuant to, and the participation evidenced hereby is subject to, the terms of the Participation Agreement dated April 8, 1992 between the Lender and the Participant, to which reference is hereby made.


TECHNOLOGY FUNDING SECURED INVESTORS III,
AN INCOME AND GROWTH PARTNERSHIP, L.P.
a California Limited Partnership

By:  TECHNOLOGY FUNDING INC.
     General Partner


By:  /s/ John Tingleff
Title:   Vice President

APRIL 16, 1993 LOAN
-------------------

                             EXHIBIT A

1.       Lender:          Technology Funding Secured Investors III,
                          an Income and Growth Partnership, L.P.

         Address:         2000 Alameda de las Pulgas
                          San Mateo, CA  94403

2.      Participant:      Technology Funding Partners I, L.P.,
                          a California Limited Partnership

        Address:          2000 Alameda de las Pulgas
                          San Mateo, CA  94403

3.      Borrower:         Wasatch Education Systems Corporation

        Address:          5250 South 300 West, Suite 350
                          Salt Lake City, UT 84107

4.      Participation
        Loan Amount:      $300,000.00

5.      Note Dated:       April 16, 1993

6.      Pro Rata Share:   100% ($300,000.00)

7.      Payment Share     100% of all payments

8.      Warrant Interest
        of Participant:   100% of Warrant with initial Aggregate
                          Purchase Price of $75,000.00

IN WITNESS WHEREOF, the parties have caused this Loan Participation Agreement to be executed effective as of April 16, 1993.

PARTICIPANT:

TECHNOLOGY FUNDING PARTNERS I, L.P.,
a California Limited Partnership

By:  Technology Funding Inc.
     General Partner


By:  /s/ Thomas J. Toy
Title:   Vice President

LENDER:

Technology Funding Secured Investors III, an Income and Growth Partnership, L.P.

By:  Technology Funding Inc.
     Managing General Partner

By:  /s/ Thomas J. Toy
Title:   Vice President

                       PARTICIPATION CERTIFICATE


TECHNOLOGY FUNDING SECURED INVESTORS III, AN INCOME AND GROWTH PARTNERSHIP, L.P. (Lender") , hereby acknowledges that there has been allotted this date to TECHNOLOGY FUNDING PARTNERS I, ("Participant"), a participation of $300,000.00 in an advance of $300,000.00 made pursuant to that certain Loan dated April 16, 1992 between WASATCH EDUCATION SYSTEMS CORPORATION (Borrower") and Lender.

Through the period covered by this Certificate, loan advances by Lender total $300,000.00 and receipts from Participant total $300,000.00 exclusive of principal repayments made by Borrower, if any, and the return of Participant's share of such repayments.


This Certificate shall supersede all previous Certificates. It is issued pursuant to, and the participation evidenced hereby is subject to, the terms of the Participation Agreement dated April 16, 1993 between the Lender and the Participant, to which reference is hereby made.


TECHNOLOGY FUNDING SECURED INVESTORS III,
AN INCOME AND GROWTH PARTNERSHIP, L.P.
a California Limited Partnership

By:  TECHNOLOGY FUNDING INC.
     General Partner


By:  /s/ Thomas J. Toy
Title:   Vice President

APRIL 14, 1994 LOAN
-------------------

                             EXHIBIT A

1.       Lender:          Technology Funding Secured Investors III,
                          an Income and Growth Partnership, L.P.

         Address:         2000 Alameda de las Pulgas
                          San Mateo, CA  94403

2.      Participant:      Technology Funding Secured Investors II

        Address:          2000 Alameda de las Pulgas
                          San Mateo, CA  94403

3.      Borrower:         Wasatch Education Systems Corporation

        Address:          5250 South 300 West, Suite 350
                          Salt Lake City, UT 84107

4.      Participation
        Loan Amount:      $200,000.00

5.      Note Dated:       April 14, 1994

6.      Pro Rata Share:   50% ($100,000.00)

7.      Payment Share     50% of all payments

8.      Warrant Interest
        of Participant:   50% of Warrant with initial Aggregate
                          Purchase Price of $24,000.00

IN WITNESS WHEREOF, the parties have caused this Loan Participation Agreement to be executed effective as of April 14, 1994.

PARTICIPANT:

Technology Funding Secured Investors II, a California Limited Partnership

By:  Technology Funding Inc.
     Managing General Partner


By:  /s/ Thomas J. Toy
Title:   Vice President

LENDER:

Technology Funding Secured Investors III, an Income and Growth Partnership, L.P.

By:  Technology Funding Inc.
     Managing General Partner

By:  /s/ Thomas J. Toy
Title:   Vice President

                       PARTICIPATION CERTIFICATE


TECHNOLOGY FUNDING SECURED INVESTORS III, AN INCOME AND GROWTH PARTNERSHIP, L.P. (Lender") , hereby acknowledges that there has been allotted this date to TECHNOLOGY FUNDING SECURED INVESTORS II, ("Participant"), a participation of $100,000.00 in an advance of $200,000.00 made pursuant to that certain Loan dated April 14, 1994 between WASATCH EDUCATION SYSTEMS CORPORATION (Borrower") and Lender.

Through the period covered by this Certificate, loan advances by Lender total $200,000.00 and receipts from Participant total $100,000.00 exclusive of principal repayments made by Borrower, if any, and the return of Participant's share of such repayments.


This Certificate shall supersede all previous Certificates. It is issued pursuant to, and the participation evidenced hereby is subject to, the terms of the Participation Agreement dated April 14, 1994 between the Lender and the Participant, to which reference is hereby made.


TECHNOLOGY FUNDING SECURED INVESTORS III,
AN INCOME AND GROWTH PARTNERSHIP, L.P.
a California Limited Partnership

By:  TECHNOLOGY FUNDING INC.
     Managing General Partner


By:  /s/ Thomas J. Toy
Title:   Vice President

APRIL 29, 1994 LOAN
-------------------
                             EXHIBIT A

1.       Lender:          Technology Funding Secured Investors III,
                          an Income and Growth Partnership, L.P.

         Address:         2000 Alameda de las Pulgas
                          San Mateo, CA  94403

2.      Participant:      Technology Funding Secured Investors II

        Address:          2000 Alameda de las Pulgas
                          San Mateo, CA  94403

3.      Borrower:         Wasatch Education Systems Corporation

        Address:          5250 South 300 West, Suite 350
                          Salt Lake City, UT 84107

4.      Participation
        Loan Amount:      $250,000.00

5.      Note Dated:       April 29, 1994

6.      Pro Rata Share:   50% ($125,000.00)

7.      Payment Share     50% of all payments

8.      Warrant Interest
        of Participant:   50% of Warrant with initial Aggregate
                          Purchase Price of $50,000.00

IN WITNESS WHEREOF, the parties have caused this Loan Participation Agreement to be executed effective as of April 29, 1994.

PARTICIPANT:

Technology Funding Secured Investors II, a California Limited Partnership

By:  Technology Funding Inc.
     Managing General Partner


By:  /s/ Thomas J. Toy
Title:   Vice President

LENDER:

Technology Funding Secured Investors III, an Income and Growth Partnership, L.P.

By:  Technology Funding Inc.
     Managing General Partner

By:  /s/ Thomas J. Toy
Title:   Vice President

                       PARTICIPATION CERTIFICATE


TECHNOLOGY FUNDING SECURED INVESTORS III, AN INCOME AND GROWTH PARTNERSHIP, L.P. (Lender") , hereby acknowledges that there has been allotted this date to TECHNOLOGY FUNDING SECURED INVESTORS II, ("Participant"), a participation of $125,000.00 in an advance of $250,000.00 made pursuant to that certain Loan dated April 29, 1994 between WASATCH EDUCATION SYSTEMS CORPORATION (Borrower") and Lender.

Through the period covered by this Certificate, loan advances by Lender total $250,000.00 and receipts from Participant total $125,000.00 exclusive of principal repayments made by Borrower, if any, and the return of Participant's share of such repayments.


This Certificate shall supersede all previous Certificates. It is issued pursuant to, and the participation evidenced hereby is subject to, the terms of the Participation Agreement dated April 29, 1994 between the Lender and the Participant, to which reference is hereby made.


TECHNOLOGY FUNDING SECURED INVESTORS III,
AN INCOME AND GROWTH PARTNERSHIP, L.P.
a California Limited Partnership

By:  TECHNOLOGY FUNDING INC.
     Managing General Partner


By:  /s/ Thomas J. Toy
Title:   Vice President

MAY 18, 1994 LOAN
-----------------

                              EXHIBIT A

1.       Lender:          Technology Funding Secured Investors III,
                          an Income and Growth Partnership, L.P.

         Address:         2000 Alameda de las Pulgas
                          San Mateo, CA  94403

2.      Participant:      Technology Funding Secured Investors II

        Address:          2000 Alameda de las Pulgas
                          San Mateo, CA  94403

3.      Borrower:         Wasatch Education Systems Corporation

        Address:          5250 South 300 West, Suite 350
                          Salt Lake City, UT 84107

4.      Participation
        Loan Amount:      $250,000.00

5.      Note Dated:       May 18, 1994

6.      Pro Rata Share:   50% (125,000.00)

7.      Payment Share     50% of all payments

8.      Warrant Interest
        of Participant:   50% of Warrant with initial Aggregate
                          Purchase Price of $34,000.00

IN WITNESS WHEREOF, the parties have caused this Loan Participation Agreement to be executed effective as of May 18, 1994.

PARTICIPANT:

Technology Funding Secured Investors II, a California Limited Partnership

By:  Technology Funding Inc.
     Managing General Partner


By:  /s/ Thomas J. Toy
Title:   Vice President

LENDER:

Technology Funding Secured Investors III, an Income and Growth Partnership, L.P.

By:  Technology Funding Inc.
     Managing General Partner

By:  /s/ Thomas J. Toy
Title:   Vice President

                       PARTICIPATION CERTIFICATE


TECHNOLOGY FUNDING SECURED INVESTORS III, AN INCOME AND GROWTH PARTNERSHIP, L.P. (Lender") , hereby acknowledges that there has been allotted this date to TECHNOLOGY FUNDING SECURED INVESTORS II, ("Participant"), a participation of $125,000.00 in an advance of $250,000.00 made pursuant to that certain Loan dated May 18, 1994 between WASATCH EDUCATION SYSTEMS CORPORATION (Borrower") and Lender.

Through the period covered by this Certificate, loan advances by Lender total $250,000.00 and receipts from Participant total $125,000.00 exclusive of principal repayments made by Borrower, if any, and the return of Participant's share of such repayments.


This Certificate shall supersede all previous Certificates. It is issued pursuant to, and the participation evidenced hereby is subject to, the terms of the Participation Agreement dated May 18, 1994 between the Lender and the Participant, to which reference is hereby made.


TECHNOLOGY FUNDING SECURED INVESTORS III,
AN INCOME AND GROWTH PARTNERSHIP, L.P.
a California Limited Partnership

By:  TECHNOLOGY FUNDING INC.
     Managing General Partner


By:  /s/ Thomas J. Toy
Title:   Vice President